FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 22, 2004	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol:  TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC ANNOUNCES NEW POKER SOFTWARE FOR SATELLITE TOURNAMENTS
Enhanced tournament capability drives bigger prizes and excitement for online poker fans worldwide

September 22, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today the release of expanded tournament capabilities in the newest version of its highly popular online poker software to be offered through its WagerLogic™ subsidiary. Poker Version 3.4 introduces satellite tournaments that allow licensees to host multi-level, multi-table tournaments to generate increased player traffic, larger cash prizes and provide the infrastructure for WagerLogic licensees to offer large scale tournaments.

“Tournaments are an exciting and proven way to attract players and drive increased critical mass, and the enhancement of our poker tournament technology is an example of the market-responsive offerings that has made CryptoLogic a global leader in Internet gaming,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s investment in the growth of poker is clearly producing positive returns. Our licensees’ central online poker room now ranks number four and continues to be one of the fastest growing rooms on the Internet.”

Satellite tournament capability in the new software enables licensees to offer major poker events. As a result, WagerLogic’s poker licensees recently introduced a cross-licensee tournament called Caribbean Poker Classic™. Players can enter at different price levels and during multiple rounds to win a seat at the final championship event in December, 2004 with an estimated prize pool of $1,000,000.

New Poker Version 3.4 is available at some of the world’s top Internet gaming sites including williamhillpoker.com, betfairpoker.com, interpoker.com, littlewoodspoker.com, classicpoker.com, ukbettingpoker.co.uk, theritzclublondon.com, caribbeansunpoker.com, totalbetpoker.co.uk, and pokerplex.com.

CryptoLogic also announced the engagement of poker expert, Steve Morrow, as a consultant to help develop the company’s product plans for online poker, specifically leveraging the significant appeal of tournaments. With 15 years of poker experience, Morrow has directed both the largest land-based tournament, the 2002 World Series of Poker, and the largest online tournament, the 2002-03 World Championship of Online Poker

Poker now exceeds 15% of global Internet gaming revenue and has flourished into a $1 billion market. CryptoLogic is advancing its position in the online poker arena with steady licensee growth and investment in system scalability and product offerings.

CryptoLogic-developed software has earned the confidence of some of the world’s top online gaming brands, and now powers the fourth leading poker room on the Internet according to PokerPulse.com, an independent research site. The success of WagerLogic licensees’ central poker room is reflected in: a total average cash pot of $6 million won each day; 400,000 hands of poker dealt every day for up to 3,300 players online simultaneously; and total player registrations currently exceed 150,000 from over 120 countries.

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Limited, a subsidiary of CryptoLogic, licenses its gaming software and services to customers worldwide. For more information on WagerLogic™, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.